ITEM 77(C)

RESULTS OF SPECIAL MEETING OF STOCKHOLDERS

A Special Meeting of Stockholders of the Fund was held on September 12, 2012 at the offices of the Fund at 11 Hanover Square, 12th Floor, New York, New York 10005, and adjourned to September 19, 2012 for the following purposes:

1.	To ratify the appointment of Tait, Weller & Baker LLP as the Fund’s independent registered auditors for the fiscal year ending December 31, 2012.

Votes For	Votes Against	Abstained
16,426,650	280,449	207,393

2.	To approve a new investment management agreement between the Fund and Bexil Advisers LLC, the Fund’s current investment manager.

Votes For	Votes Against	Abstained	Broker Non-Vote
11,645,286	684,498	169,073	4,415,635